Mail Stop 3561

June 14, 2007

Roger Mohlman
President and Chief Executive Officer
American Water Star, Inc.
2580 Anthem Village Drive, Suite B1
Las Vegas, NV 89052

      RE: **American Water Star, Inc.**
               Item 4.01 Form 8-K filed June 14, 2007
               Item 4.01 Form 8-K filed February 8, 2006
               File No. 1-32220

Dear Mr. Mohlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. On July 26, 2006 we mailed a comment letter to you at 4545 Cameron St., Suite A, Las Vegas, Nevada; however, it was returned by the Post Office. That letter requested you to file the Exhibit 16 letter with respect to the Item 4.01 Form 8-K filed February 8, 2006. Our records do not indicate that the Exhibit 16 letter from Weaver and Martin LLC was ever filed. Please revise to file the appropriate letter. If the letter is not available, please explain to us, in reasonable detail, all of the efforts you performed in an attempt to get the required letter. At a minimum, we believe you should file an amendment to the 2006 Form 8-K to explain the facts and circumstances if you have exhausted all attempts to obtain it.

2. In your filing on June 14, 2007 you stated that you would file a letter from your former accountants if and when received. Please note that this letter is required to be filed within 10 business days from the date the Form 8-K was filed. See item 304(a)(3) of Regulation S-B. Also, please note that you are required to provide the disclosures to the former accountant no later than the date you file with the Commission; therefore it does not appear appropriate to state that you intend to provide the disclosures to the former accountant. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please file your amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. Also, please note that the Form 8-K was required to be filed within four business days from the date of dismissal.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief